SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Ritsuko Hattori–Roche

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1–1111

Cayman Islands

Telephone: (+1) (345) 945–3901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 36,507,937
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 36,507,937
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 49.13%(2)
14	Type of Reporting Person (See Instructions): IN

(1)		Includes (a) the 21,544,990 ordinary shares previously owned by Ritsuko Hattori-Roche, including (i) 129,770 ordinary shares and 993,511 American Depository Shares, each of which represents 20 ordinary shares (“ADSs”) (representing a total of 19,870,220 ordinary shares), held directly by Bireme Limited, a Cayman Islands entity in which Ritsuko Hattori-Roche has an 87.7% interest (of which Ritsuko Hattori-Roche has sole voting and dispositive power over the 87.7% interest and shared voting and dispositive power over the remaining 12.3% interest), and (ii) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power, and (b) the 17,422,947 ordinary shares purchased on August 25, 2016 by Ritsuko Hattori-Roche, including (i) an aggregate of 12,052,976 ordinary shares and 50,072 ADSs (representing a total of 1,001,440 ordinary shares) sold by Acorn Composite Corporation (of which Mr. Roche is the sole owner), (b) 1,846,291 ordinary shares sold by The Grand Crossing Trust, (c) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) sold by The Felicitas Trust and (d) an aggregate of 42,321 ADSs (representing a total of 846,420 ordinary shares) sold by The Robert W. Roche 2009 Declaration of Trust (of which Mr. Roche is the trustee).
(2)		Based on 79,308,343 total outstanding ordinary shares of the Issuer as of April 30, 2016, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2016 (the “Form 20-F”). As of June 30, 2015, approximately 15,864,027 of the Issuer's outstanding ordinary shares were represented by ADSs, as disclosed by the Issuer in its Form 6-K filed with the SEC on October 16, 2015 (the "Form 6-K").

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 17,539,991
	8	Shared Voting Power: 2,459,999
	9	Sole Dispositive Power: 17,539,991
	10	Shared Dispositive Power: 2,459,999
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,999,990(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 25.22%(6)
14	Type of Reporting Person (See Instructions): CO

(5)	Includes 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares).
(6)	Based on 79,308,343 total outstanding ordinary shares of the Issuer as of April 30, 2016, as disclosed by the Issuer in the Form 20-F. As of June 30, 2015, approximately 15,864,027 of the Issuer's outstanding ordinary shares were represented by ADSs, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings LTD
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.95%(6)
14	Type of Reporting Person (See Instructions): OO

(5)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.
(6)	Based on 79,308,343 total outstanding ordinary shares of the Issuer as of April 30, 2016, as disclosed by the Issuer in the Form 20-F. As of June 30, 2015, approximately 15,864,027 of the Issuer's outstanding ordinary shares were represented by ADSs, as disclosed by the Issuer in the Form 6-K.

EXPLANATORY NOTE

The following constitutes Amendment No. 4 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 4”) relating to the shares of the Issuer. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein; otherwise all items or responses not described herein remain as previously reported in the Schedule 13D. While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d 5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Available funds were used to pay for the purchase transactions described in Item 5 of this Amendment No. 4. The disclosure set forth under Item 5 of this Amendment No. 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

Ritsuko Hattori-Roche purchased the securities described in Item 5 of this Amendment No. 4 for investment purposes.

Other than the purchase arrangements described in this Amendment No. 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The disclosure set forth under Item 5 of this Amendment No. 4 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following disclosure:

(a) – (c)

On May 10, 2016, Acorn Composite Corporation, The Grand Crossing Trust, The Felicitas Trust and The Robert W. Roche 2009 Declaration of Trust entered into a Purchase and Sale Agreement with Ritsuko Hattori-Roche, pursuant to which Ritsuko Hattori-Roche agreed to purchase an aggregate of 17,422,947 ordinary shares beneficially owned by the sellers, equal to about 21.97% of the equity of the Issuer, including (a) an aggregate of 12,052,976 ordinary shares and 50,072 American Depositary Shares, each of which represents 20 ordinary shares (“ADSs”), for a total of 1,001,440 ordinary shares underlying the 50,072 ADSs, held by Acorn Composite Corporation (of which Mr. Roche is the sole owner), (b) 1,846,291 ordinary shares held by The Grand Crossing Trust, (c) 83,791 ADSs (representing a total of 1,675,820 ordinary shares) held by The Felicitas Trust and (d) an aggregate of 42,321 ADSs (representing a total of 846,420 ordinary shares) held by The Robert W. Roche 2009 Declaration of Trust (of which Mr. Roche is the trustee).

The purchase was consummated on August 25, 2016, at a purchase price for each of the ordinary shares and ADSs equal to the fair market value thereof as of the purchase agreement date, as determined by an independent professional valuation firm.

The description of the Purchase and Sale Agreement is qualified in its entirety by reference to the Purchase and Sale Agreement, which is included as Exhibit 2 and is incorporated herein by reference.

Following the consummation of the sale, Ritsuko Hattori-Roche beneficially owns an aggregate of 38,967,937 ordinary shares, equal to about 49.13% of the equity of the Issuer, including (a) the 21,544,990 ordinary shares previously owned by her, equal to about 27.174% of the equity of the Issuer, and (b) the 17,422,947 ordinary shares purchased by her, equal to about 21.97% of the equity of the Issuer. Ritsuko Hattori-Roche previously beneficially owned an aggregate of 21,544,990 ordinary shares, equal to about 27.17% of the equity of the Issuer, including (a) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares), held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest (of which Ritsuko Hattori-Roche has sole voting and dispositive power over the 87.7% interest and shared voting and dispositive power over the remaining 12.3% interest), and (b) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power. Ms. Hattori-Roche disclaims any beneficial ownership of the securities of the Issuer held by her spouse.

On November 30, 2015, the Issuer had changed the ratio of its ADSs to ordinary shares, par value $0.01 per share from 1:3 to 1:20, pursuant to which the record holders of the Issuer’s ADS received 0.15 new ADSs for each ADS surrendered by them, which effected a 3-for-20 reverse ADS split.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 5 of this Amendment No. 4 is incorporated herein by reference.

Item 7. Material to be Filed as an Exhibit

99.1	Joint Filing Agreement, dated as of August 26, 2016, among Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings LTD.

99.2	Purchase and Sale Agreement, dated as of May 10, 2016, among Acorn Composite Corporation, The Grand Crossing Trust, The Felicitas Trust, and The Robert W. Roche 2009 Declaration of Trust, as Sellers, and Ritsuko Hattori-Roche, as Purchaser (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Schedule 13D, as filed with the Securities and Exchange Commission on May 12, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 26, 2016

Ritsuko Hattori-Roche

By:	/s/ Ritsuko Hattori-Roche

Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
Name:	Ritsuko Hattori-Roche
Title:	Director

Catalonia Holdings LTD

By: CS Directors Limited, as director

By:	/s/ Richard Kearsey
Name:	Richard Kearsey
Title:	Director

[Signature page to Amendment No. 4 to Schedule 13D]

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of August 26, 2016, among Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings LTD.

99.2	Purchase and Sale Agreement, dated as of May 10, 2016, among Acorn Composite Corporation, The Grand Crossing Trust, The Felicitas Trust, and The Robert W. Roche 2009 Declaration of Trust, as Sellers, and Ritsuko Hattori-Roche, as Purchaser (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on May 12, 2016).